Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), by and among Link Media Alabama, LLC (“Buyer”), I-85 Advertising, LLC (“Seller”), each of the Members of Seller set forth on the signature page to this Agreement (each a “Member” and collectively the “Members”), and Canton Partners (“Canton”), is made and entered into as of this 31st day of August, 2015, with reference to the following facts:

Recitals

WHEREAS Seller is the owner of five (5) monopole static billboards located on Interstate Highway 85 in Hogansville, Troup County, Georgia, in the area surrounding mile markers 28 and 29 on the west side of Interstate Highway 85 (the “Billboards”);

WHEREAS Seller holds all permits associated with the Billboards, and Seller and Canton (a sister entity of Seller owned solely by the Members) collectively own or hold all real property and other ground rights and easements necessary to operate the Billboards;

WHEREAS Seller wishes to sell the Billboards, the applicable permits and ground rights, and all other assets used or useful in connection with the Billboards;

WHEREAS Buyer has expressed interest in acquiring all of Seller’s right, title, and interest in the Billboards and Seller is willing to convey all of its right, title, and interest in the Billboards to Buyer if the conditions stated below are met; and

WHEREAS Buyer, after conducting due diligence, has agreed to purchase the Assets (as defined below) and Seller has agreed to sell the Assets to Buyer.

Agreement

NOW, THEREFORE, in consideration of the above premises, the mutual representations, warranties, covenants, agreements and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, and upon which the parties further acknowledge that each party will rely and will expend funds in furtherance of consummation of this Agreement, and hereto agree as follows:

ARTICLE I
ASSETS TO BE ACQUIRED FROM SELLER

1.1.           Assets to Be Acquired.   Subject to the terms and conditions hereof, Seller hereby agrees to sell, assign, transfer, convey, and deliver to Buyer, and Buyer hereby agrees to purchase, acquire, and accept from Seller, all of Sellers’ right, title, and interest in and to the following (the “Assets”):

1.1.1.
The five (5) physical Billboard structures, each measuring approximately 14 by 48 feet, all solar panels, LED and other lighting related to the illumination of the Billboards, and all spare parts and equipment;

1.1.2.	All state and municipal permits for the Billboards, including, without limitation, State of Georgia Department of Transportation permit #D3620, #D3621, #D3622, #D3623 and #D3624 (the “DOT Permits”);

1.1.3.
All permitted easements, ground rights, or other similar real property access rights to the parcels on which the Billboards are located, including, without limitation, the easements granted pursuant to the Sign Easement Agreement (as hereinafter defined) (the “Easements”), but specifically excluding the easements (the “Third Party Easements”) described in the Perpetual Easement Agreements between Canton Partners and each of United Investment Company, Inc. and The Scarbrough Group, Inc. (the “Third Party Easement Agreements”), which Third Party Easements Seller uses as Canton Partners’ designee and which designation shall be assigned to Buyer in accordance with Section 3.2.9;

1.1.4.	All Material Contracts (as hereinafter defined), including, without limitation, all contracts for advertising on the Billboards;

1.1.5.	All rights under warranties granted to, and guarantees in favor of, Seller with respect to the Billboards and all solar panels, LED and other lighting and equipment related thereto;

1.1.6.	All accounts receivable with respect to the Billboards (subject to pro-ration for advertising during the periods before and after the Closing);

1.1.7.	All rights of Seller in and to the customers and vendors of the Business, including their contact information, sales and purchase history for the past twelve (12) months, and other sales data;

1.1.8.	All rights of Seller in and to all catalogues, brochures, art work, sales literature, promotional material and other selling materials for the Business, whether in hard copy or electronic format;

1.1.9.
All other assets owned or leased by Seller and the Members used in connection with the foregoing items referenced in this Section 1.1 but specifically excluding assets which are primarily for use unrelated to the Business (e.g., personal automobile, computers, cell phones, and other assets of a similar nature); and

1.1.10.	All goodwill associated with the Billboards and all related assets.

Seller agrees that the Assets shall be conveyed free and clear of all liens, claims, charges, security interests, restrictions and other encumbrances of any kind or nature (collectively, “Encumbrances”).

1.2.           Retained and Assumed Liabilities. Subject to the terms and conditions herein, and in reliance upon the representations, warranties, and agreements hereinafter set forth, Buyer shall pay, assume (or, if applicable, take subject to) and/or perform (as the case may be), only those liabilities and obligations arising under the Assets, but only to the extent that such liabilities and obligations arise or accrue as a result of the operation of the Business after the Closing (collectively, the “Assumed Liabilities”).  For the purposes hereof, “Business” shall mean Seller’s operation of the Billboards and other Assets as currently conducted and as proposed by Seller to be conducted after the Closing.  Except for the Assumed Liabilities, Buyer shall not assume, have any responsibility for or otherwise bear the economic burden of any liability, obligation or commitment of any nature of Seller or the Business, whether now or hereafter existing, known or unknown, accrued or unaccrued or due to come due, including, without limitation, any obligations or liabilities related to the accounts payable and all other liabilities of the Business existing prior to, or arising out of events occurring prior to, the Closing (all such liabilities, obligations and commitments, collectively, the “Retained Liabilities”).  Seller acknowledges and agrees that it shall be fully responsible for all such Retained Liabilities.

1.3.           Other Agreements.  In addition to the assignment and transfer of the Assets as previously described, the parties further agree that at the Closing, good and marketable title to all of the Assets shall pass to Buyer, free and clear of all liens, liabilities and/or any other Encumbrances but for any liens, liabilities, or encumbrances disclosed herein, to which Buyer specifically consents in writing prior to Closing.  At Closing, Seller shall deliver to Buyer an executed original of the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), the Bill of Sale substantially in the form attached hereto as Exhibit C (the “Bill of Sale”), the Sign Easement Agreement between Canton and Buyer substantially in the form attached hereto as Exhibit D (the “Sign Easement Agreement”), estoppel letters, permit transfer forms, and like documents (collectively, the “Ancillary Agreements”).

ARTICLE II
PURCHASE PRICE

2.1           Purchase Price.  The total purchase price (“Purchase Price”) for the Assets shall be One Million Three Hundred Thousand Dollars ($1,300,000), payable via wire or immediately available funds to Seller in accordance with wiring instructions to be provided on or prior to the Closing.

2.2           Closing Prorations Statement. Attached to this Agreement on Exhibit A is a closing statement of prorations (“Closing Prorations Statement”) that allocates between Buyer and Seller pro-rata the following: (i) revenue received by Seller prior to the Closing but attributable to services of the Business after the Closing (minus sales commissions payable to any third parties (other than Seller or the Members or any of their Affiliates)) or referenced in any Material Contract, (ii) lease payments made and other expenses paid by Seller prior to the Closing but attributable to periods after the Closing, and (iii) revenue arising from invoices sent to customers of the Business prior to the Closing but attributable to services to be performed after the Closing.  The Closing Prorations Statement will identify in each case the customer, landlord, vendor, or other relevant party, the aggregate amount of the revenue received or to be received or the expense paid, the amount of the revenue or expense to be allocated to Buyer and to Seller with respect to each proration, and any other information Buyer and Seller agree to.  The Purchase Price will be adjusted as shown on Exhibit A.

2.3           Allocation of Purchase Price.  The Purchase Price, as adjusted pursuant to Section 2.2, shall be allocated among the Assets and the non-competition covenant set forth in Section 5.3 as set forth on Schedule 2.3, in accordance with Section 1060 of the Internal Revenue Code and the applicable Treasury Regulations.  Buyer and Seller agree to make all appropriate tax filings on a basis consistent with the agreed allocation, to provide a draft of any required information return to the other party, if requested, at least ten (10) days prior to filing any such return, and not to take a position on any return or in any proceeding before any court or governmental agency that is inconsistent with the terms of the agreed allocation.

ARTICLE III
CLOSING

3.1           Closing.  The parties shall complete the purchase and sale of the Assets by exchanging signed documents and making necessary payments (the “Closing”).  The date upon which the Closing occurs (the “Closing Date”) shall be the date hereof, as set forth in the first paragraph of this Agreement.  The parties need not meet in-person for such Closing and the Closing shall be deemed complete when all parties have signed the closing documents and delivered electronic copies of such executed documents to the opposite party.  Immediately following the Closing, each of Seller, Buyer and the Members shall provide any originals of any documents to be delivered hereunder.

3.2           Deliveries by Seller. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment or waiver, on or prior to the Closing, of the delivery by Seller to Buyer of each of the following:

3.2.1	The Assignment and Assumption Agreement, duly executed by Seller;

3.2.2
The Bill of Sale, duly executed by Seller, and such other instruments of assignment and transfer as may be reasonably necessary to vest in the Buyer all of Seller’s right, title and interest in and to the Assets, in each case, in form and substance reasonably satisfactory to Buyer and duly executed by Seller;

3.2.3	The Sign Easement Agreement, duly executed by Canton;

3.2.4
A certificate of the Managing Member of Seller, setting forth a copy of resolutions adopted by the managers and the members, if applicable, of the Seller authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

3.2.5
A certificate executed on behalf of Seller by its Managing Member, certifying that (i) all of the representations and warranties of Seller in this Agreement are true and correct as of the Closing Date and (ii) all of the covenants and agreements required to be complied with or performed by the Seller in accordance with the terms and conditions of this Agreement on or prior to the Closing Date have been complied with and performed;

3.2.6	All Required Consents;

3.2.7	A certificate of good standing of Seller issued by the Secretary of State of the State of Georgia and dated no greater than five (5) days prior to the Closing Date;

3.2.8	Evidence of termination of that certain Ground Lease Agreement, by and between Seller and Canton, dated as of January 1, 2014;

3.2.9
Each of the Assignment of Easements, substantially in the form attached hereto as Exhibits E-1 and E-2 (the “Assignment of Easements”), duly executed by Canton, assigning to Buyer the designation authorizing Buyer to use and access the Third Party Easements pursuant to the Third Party Easement Agreements;

3.2.10	All other Ancillary Agreements, if any, duly executed by Seller; and

3.2.11	Possession of the Assets, as applicable.

3.3           Deliveries by Buyer.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment or waiver, on or prior to the Closing, of the delivery by Buyer to Seller of each of the following:

3.3.1	The Assignment and Assumption Agreement, duly executed by Buyer;

3.3.2	The Sign Easement Agreement, duly executed by Buyer;

3.3.3	Each of the Assignment of Easements, duly executed by Buyer; and

3.3.4	Payment of the Purchase Price in accordance with Section 2.1.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER AND MEMBERS

Seller and the Members hereby jointly and severally represent and warrant to Buyer that each of the statements contained in this Article IV is true and correct as of the Closing Date:

4.1.           Organization, Power and Standing.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia, and has all requisite power and authority to own, lease and operate its properties and to carry on the Business.  Seller has no Subsidiaries.   Seller is not required to qualify to do business as a foreign entity in any other jurisdiction.

4.2.           Due Authorization; No-Conflict.  Seller has full power and authority and has taken all required action on its part (including board of manager and member approval) necessary to permit it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents of Seller contemplated hereby.  Except as set forth on Schedule 4.2, no consent, order, authorization, approval, declaration or filing, including, without limitation, any consent, approval or authorization of or declaration or filing with any governmental or non-governmental authority or any party to a Material Contract, is required on the part of Seller for or in connection with its execution, delivery or performance of this Agreement or any of the other agreements, documents and instruments contemplated hereby, or the conduct of the Business by Buyer after the Closing (the “Required Consents”).  Seller has no reason to believe that all of the Required Consents will not be obtained.  Subject to obtaining the Required Consents specified on Schedule 4.2, the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby by Seller will not result in any violation of, be in conflict with, constitute a default under, or cause the acceleration of any obligation or loss of any rights under, any Legal Requirement (as hereinafter defined), agreement, contract, instrument, charter, by-laws, operating agreement, partnership agreement, organizational document, license, permit, authorization, franchise or certification to which Seller is a party or by which Seller is bound.

4.3.           Validity and Enforceability; Title to Assets. This Agreement is, and each of the other agreements, documents and instruments contemplated hereby to which Seller is a party shall be when executed and delivered by Seller, the valid and binding obligations of Seller enforceable in accordance with its terms.  The Assets include all assets and properties necessary for or currently used in the conduct of the Business, and are adequate to conduct the Business as currently conducted and as proposed to be conducted.  No assets used or useful in the Business are owned by any Member or any Affiliate of Seller. “Affiliate” means, with respect to Seller or any Member or Buyer, any other person or legal entity that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.  At the Closing, Buyer will acquire from Seller good title to the Assets as well as all leasehold or license interests in the Assets, free and clear of all Encumbrances.

4.4.           Financial Information.  Seller has delivered to Buyer the balance sheet of Seller as at December 31, 2014 (the December 31, 2014 balance sheet is sometimes referred to herein as the “Balance Sheet” and the date thereof is sometimes referred to as the “Balance Sheet Date”), and the unaudited statements of cash flows, income and stockholders’ equity for the fiscal year then ended (the “Year End Financial Statements”).  Seller has also furnished to Buyer the unaudited balance sheet of Seller as at July 31, 2015 and the unaudited statements of cash flows, income and stockholders’ equity of Seller for the seven-month period then ended (the “Interim Financial Statements”) (the Year End Financial Statements and the Interim Financial Statements being hereinafter collectively referred to as the “Financial Statements”).  Seller has also provided its bank statements to Buyer and all other requested financial information.  The Financial Statements and the notes thereto, if any, (i) are complete and accurate in all material respects and fairly present the financial condition of Seller at the respective dates thereof and the results of operations for the periods then ended, and (ii) were prepared in accordance with the books and records of Seller in conformity with generally accepted accounting principles consistently applied during the periods covered thereby.  None of the Financial Statements contains any material, non-recurring items, except as expressly set forth therein.

4.5.           No Material Adverse Changes.  Since its organization, (a) Seller has operated only in the usual and ordinary course of business, (b) there has been no event or condition which individually, or together with any other events or conditions, has had or that could reasonably be expected to have a material adverse effect on the Assets, or the affairs, condition (financial or otherwise), prospects or results of operations of the Business or any material division of the Business whether or not such effect is foreseeable; provided that an event shall not be deemed to have a material adverse effect if it arose due to general economic, market or political conditions or acts of war, terrorism, natural disasters, acts of God or comparable events.

4.6.           Contracts.  Schedule  4.6 sets forth a complete and accurate list, in each case whether written or unwritten, of all of the following contracts, agreements and arrangements with respect to Seller in connection with the Billboards and the Business:

4.6.1	Contracts with respect to which Seller has any liability or obligation involving more than $1,000 in the aggregate, contingent or otherwise;

4.6.2	contracts which may extend for a term of more than three (3) months after the Closing;

4.6.3
contracts under which the amount payable by Seller is dependent on the revenue, income or other similar measure of Seller or any other individual, corporation, partnership, trust, limited liability company, association or other entity (each, a “Person”);

4.6.4	licenses, leases, contracts, agreements and other arrangements with respect to any property of Seller, including without limitation, sales and supply contracts;

4.6.5
contracts or other arrangements which place any limitation on the method of conducting or scope of the Business including, without limitation, any agreement that contains any exclusivity, non-competition, non-solicitation or no-hire provisions;

4.6.6	contracts relating to or involving any franchise, partnership, joint venture or other similar arrangement;

4.6.7	contracts with governmental agencies, departments or authorities;

4.6.8	strategic alliance, co-marketing, co-promotion, co-packaging, joint development or similar agreements;

4.6.9	agreements, contracts, instruments, commitments, plans or other arrangements of Seller outside of the ordinary course of business; and

4.6.10
other agreements, contracts, instruments, commitments, plans or other arrangements of Seller which are material to the Business or which a reasonable purchaser would consider important in deciding whether or not to acquire the Billboards.

All the foregoing (whether written or unwritten), including all amendments or modifications thereto, all Real Estate Leases (as hereinafter defined) and all IP Licenses (as hereinafter defined) are sometimes collectively referred to as “Material Contracts”.  Seller has furnished to Buyer true and correct copies of all Material Contracts (or descriptions thereof, in the case of oral contracts).  Each Material Contract (or description) sets forth the entire agreement and understanding between Seller and the other parties thereto.  Each Material Contract is valid, binding and in full force and effect as to Seller, and to the knowledge of Seller, as to any third party (for purposes of this Agreement, the knowledge of Seller or any similar phrase shall be deemed to include the knowledge of any officers or employees of Seller or any outside counsel, accountants or consultants retained by Seller).  There is no event or condition which has occurred or exists which constitutes or which, with or without notice, the happening of any event and/or the passage of time, could constitute a default or breach under any such Material Contract by Seller or, to the knowledge of Seller, any other party thereto, or could cause the acceleration of any obligation or loss of any rights of any party thereto or give rise to any right of termination or cancellation thereof.  Seller has no reason to believe that the parties to any Material Contract will not fulfill their obligations thereunder in all material respects.  Seller does not warrant any third party’s conduct after the closing.

4.7           Real Property.

4.7.1
Schedule 4.7.1 sets forth each interest in real property (including all land, buildings, easements, rights of way and other real property rights) owned by Seller and/or Canton in connection with the Business (the “Owned Property”).  Seller and/or Canton has good and marketable title to the Owned Property, free and clear of all Encumbrances, and enjoys peaceful and quiet possession of the Owned Property.  There are no suits, actions or proceedings pending or, to Seller’s or Canton’s knowledge, threatened against or affecting any of the Owned Property before any court or administrative agency or office.  Each parcel of the Owned Property is an independent unit which does not now rely on any facilities (other than the facilities of public utility and water companies and Third Party Easement Agreements) located on any other property (i) to fulfill any Legal Requirement or (ii) for structural support or the furnishing to the buildings or other improvements on the Owned Property of any building systems.  There are no Taxes, levies, fees or similar costs or charges which must be paid with respect to existing water or sewer hook-ups or other similar services relating to the Owned Property.  Seller and/or Canton has a valid, freely assignable interest in the Easements, and there are no encroachments on such Easements, or any other property rights or benefits appurtenant thereto, by any improvements located on any adjoining premises.

4.7.2
Schedule 4.7.2 sets forth each interest in real property (including all land, buildings, easements, rights of way and other real property rights) leased by Seller in connection with the Business, the lessor of such leased property, the annual rent payable by Seller in respect of such leased property, and each lease or any other arrangement under which such property is leased (the “Leased Property” and together with the Owned Property, the “Real Property”).  Seller enjoys peaceful and quiet possession of its leased premises, including all related easements and rights of way, and is not in default or breach under any such leasehold.  Seller has not been informed that any lessor under any of the leases set forth on Schedule 4.7.2 (the “Real Estate Leases”) has taken action in respect of any Real Estate Lease or threatened to terminate any Real Estate Lease before the expiration date specified in such lease.  Seller is entitled to the benefit of non-disturbance agreements that will permit it to continue to occupy any Leased Property under its existing leases in the event of a change in ownership or foreclosure upon the fee interest in such Leased Property.

4.7.3
The Real Property includes all real property necessary for the conduct of the Business and is adequate to conduct Seller’s operations as currently conducted and as proposed to be conducted.  Seller does not need to own or lease any other real property to conduct the Business.  The Real Property is in compliance in all material respects with all applicable Legal Requirements.

4.7.4
None of the buildings, plant or structures on any Real Property is in need of maintenance or repairs except for routine maintenance and repairs that are, individually and in the aggregate, immaterial.  All utilities serving the Real Property are adequate for the Business as currently conducted and as proposed to be conducted, in that the billboards are powered solely by solar power.  Each Real Property has adequate access for ingress from and egress to a public way, in that a permanent 20-foot access route connects the billboards to Highway 54.  There is no pending or threatened condemnation, eminent domain or similar proceeding with respect to any Real Property.

4.8           Personal Property and Assets.   All tangible assets of Seller in connection with the Business are in good operating condition and repair, normal wear and tear excepted, and are adequate to conduct the operations of Seller as currently conducted.

4.9           Intellectual Property. Seller owns or possesses sufficient legal rights to use all intellectual property necessary for or used in the Business.  Seller has not violated or infringed, is violating or infringing or, by conducting the Business, could violate or infringe any intellectual property rights of any other person or entity, and Seller has no knowledge of any violation or infringement by any person or entity of any Company intellectual property.  Seller has not received any notice from any person or entity claiming any violation or infringement of that person or entity’s intellectual property rights.

4.10           Accounts Receivable.  All of the accounts receivable of Seller are valid and enforceable claims, subject to no set off or counterclaim, and are legally collectable, though Seller cannot warrant the ability of third-parties to pay such amounts.  All accounts receivable of Seller are determined in accordance with generally acceptable accounting principles and arose out of bona fide transactions in the ordinary course of business.

4.11           Warranty Claims.  There have been no material claims against Seller alleging any defects in Seller’s services, or alleging any failure of the products or services of Seller to meet applicable specifications, warranties or contractual commitments.  Seller’s liability for any breach of warranty for products sold or services provided prior to Closing shall not exceed the warranty reserve set forth in the most recent Financial Statements.  Seller’s services perform in all material respects in accordance with all applicable specifications, warranties and contractual commitments.

4.12           Business Relationships.  Schedule 4.12 sets forth a list of all customers during the twelve calendar months ended as of July 31, 2015.  To the knowledge of Seller, (a) all such customers will continue their same volume of business with Seller, without significant reductions, and (b) all suppliers, vendors and service providers which are material to Seller will continue after the Closing to sell the products and provide the services to Buyer currently sold and provided by them to Seller.  Seller’s relationships with such customers, suppliers, vendors and service providers are good commercial working relationships.  During the previous eighteen (18) months, no customer representing more than $1,000 of consolidated annualized revenues and no significant supplier, vendor or service provider (x) has terminated or, to the knowledge of Seller threatened to terminate, its relationship with Seller, (y) has decreased or limited materially or, to the knowledge of Seller threatened to decrease or limit materially, the services, supplies or materials supplied to or purchased from Seller, or (z) has materially changed or, to the knowledge of Seller threatened to change materially, its business relationship with Seller.

4.13           Regulatory and Legal Compliance.  Seller is in compliance in all material respects with all Legal Requirements.  Seller has not received any notice from any governmental authority or any other Person of any alleged violation or noncompliance.  As used herein, the term “Legal Requirements” means, with respect to any Person, all foreign, federal, state and local statutes, laws, ordinances, judgments, decrees, orders, rules, regulations, policies and guidelines applicable to such Person.

4.14           Licenses and Permits.  Schedule 4.14 sets forth all licenses, permits, authorizations, franchises and certifications of governmental and non-governmental authorities held by Seller, which are material to Seller, the Assets or the Business, including the DOT Permits.  Seller is in compliance with all such licenses, permits, authorizations, franchises and certifications, all of which are in full force and effect and will be in full force and effect and held by Buyer immediately after giving effect to the transactions contemplated by this Agreement.  There are no other licenses, permits, authorizations, franchises or certifications which are material to Seller or the Business which Seller is required to obtain or which, in good industry practice, Seller should hold for the conduct of the Business.  Seller has no knowledge of any threatened suspension, revocation or invalidation of any such licenses, permits, authorizations, franchises or certifications, or any basis therefor.

4.15	Tax Matters.

4.15.1
Definitions.  For purposes of this Agreement, the following definitions shall apply:  “Tax” or “Taxes” means all taxes, charges, fees, levies, penalties, additions or other assessments imposed by any foreign, federal, state or local taxing authority, including, but not limited to, income, excise, property, sales, use, transfer, franchise, payroll, withholding, value added, social security or other taxes, charges or assessments, including any interest, penalties or additions attributable thereto. “Tax Returns” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes and any schedules attached to or amendments of (including refund claims with respect to) any of the foregoing.

4.15.2
Tax Returns required to be filed by or on behalf of Seller have been duly filed on a timely basis and such Tax Returns are true, complete and correct.  All Taxes owed by Seller for or with respect to any taxable period or partial taxable period ending on or before the Closing Date, whether or not stated as due on such Tax Returns, have been paid, prior to the Closing.  Seller (A) has never been audited or received notice of initiation thereof by any governmental taxing authority for which the statute of limitations for assessment of Taxes remains open, (B) has never extended any applicable statute of limitations regarding Taxes for which the statute of limitations for assessment of Taxes remains open, (C) is not liable, contractually or otherwise, for the Taxes of any other Person (other than withholding Taxes arising in the ordinary course of business), (D) has not agreed to or is not required to make any adjustment under Internal

Revenue Code of 1986, as amended (the “Code”)  Section 481(a) or 263A, (E) has never made any payments, nor is obligated to make any payments, nor is a party to any agreement or arrangement that under certain circumstances could obligate it to make any payments that may not be deductible under Section 280G of the Code, (F) is not a party to any allocation or sharing agreement with respect to Taxes, (G) has never participated in the filing of any consolidated, combined or unitary Tax Return, (H) is not currently the beneficiary of any extension of time within which to file any Tax Return, and (I) has never received notice of any claim by any authority in any jurisdiction where it does not file Tax Returns that it is or may be subject to any Taxes or future taxation in such jurisdiction.  All Taxes which Seller is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party.  Each of Seller and each Member is a “United States person” as such term is used in Code Section 1445.

4.15.3
Seller is not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes. Seller has not been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

4.16           Litigation.  No action, arbitration, suit, proceeding or investigation is pending or, to the knowledge of Seller, threatened against Seller or, to the knowledge of Seller, against any member, officer, manager or employee of Seller in relation to the affairs of Seller. Seller is not planning to initiate any action, suit, or proceeding before any court, arbitrator or governmental authority.

4.17           Employees and Compensation.  Seller is in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices in the jurisdictions within which they operate including, without limitation, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act of 1990, as amended, ERISA (as hereinafter defined), and state fair employment practices laws.  Seller has never had any employees.  Seller has never had any employee compensation and benefit plans, agreements, commitments, practices or arrangements of any type (including, but not limited to, plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or offered, maintained or contributed to by Seller for the benefit of current or former employees or directors of Seller, or with respect to which Seller has or may have any liability, whether direct or indirect, actual or contingent (including, but not limited to, liabilities arising from affiliation under Section 414(b), (c), (m) or (o) of the Code, or Section 4001 of ERISA).  There are no material compensation or benefit plans, agreements, commitments, practices or arrangements of any type providing benefits to employees or directors of Seller, or with respect to which Seller may have any liability.

4.18           Environmental Matters.  The ownership and use of Seller’s premises and assets, the occupancy and operation thereof, and the conduct of Seller’s operations and business, are in compliance in all material respects with all applicable Legal Requirements relating to pollution, environmental protection, hazardous substances and related matters.  None of Seller, any Member or any predecessor has ever received any notice from any governmental authority or any other person or entity of any alleged violation or noncompliance.  There is no liability attaching to Buyer, the Assets or the Business as a result of any hazardous substance that may have been discharged on or released from such premises, or disposed of on-site or off-site, or any other circumstance occurring prior to the Closing or existing as of the Closing.  For purposes of this Section, “hazardous substance” shall mean oil or any other substance which is included within the definition of a “hazardous substance”, “pollutant”, “toxic substance”, “toxic waste”, “hazardous waste”, “contaminant” or other words of similar import in any foreign, federal, state or local environmental law, statute, ordinance, rule or regulation.

4.19           Insurance.  Schedule 4.19 sets forth all insurance policies under which Seller is insured, the name of the insurer of each policy, the type of policy provided by such insurer, the amount, scope and period covered thereby and a description of any material claims made thereunder.  Such insurance policies are valid and in full force and effect and are adequate to insure against all liabilities, claims and risks against which it is customary for companies similarly situated as Seller to insure. All premiums due to date under such policies have been paid, no default exists thereunder and, no insurer has made any “reservation of rights” or refused to cover all or any portion of such claims.  Seller has not received any notice of any proposed material increase in the premiums payable for coverage, or proposed reduction in the scope (or discontinuation) of coverage, under any of such insurance policies.  Seller does not warrant that the insurance currently in place on the Billboards is transferable.

4.20           Absence of Material Undisclosed Liabilities.  Except for accounts payable and accrued expenses reflected on the Balance Sheet and other similar amounts incurred in the ordinary course of business since the Balance Sheet Date, and obligations of future performance under Material Contracts set forth on a Schedule hereto and under other contracts entered into in the ordinary course in accordance with this Agreement which are not required to be listed on a Schedule hereto, as of the Closing Date, Seller will not have any material liabilities or obligations, whether absolute, accrued, contingent or otherwise, whether due or to become due for which Buyer will have any liability.

4.21           Brokers.  No finder, broker, agent, financial advisor or other intermediary has acted on behalf of Seller or the Members in connection with the negotiation or consummation of this Agreement or the transactions contemplated by this Agreement and no such Person is entitled to any fee, payment, commission or other consideration in connection therewith as a result of any arrangement made by any of them.

4.22           Disclosure.  The representations, warranties and other statements of Seller and the Members contained in this Agreement and the other documents, certificates and written statements furnished to Buyer by or on behalf of Seller and the Members pursuant hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Access to Information.

5.1.1
From and after the Closing, upon reasonable notice, Seller shall, and shall cause its respective representatives and Affiliates to, (i) afford Buyer and its authorized representatives reasonable access to the offices, properties, books and records and employees of the Business, and (ii) furnish to the authorized representatives of

Buyer such additional financial and operating data and other information regarding the Business as Buyer may from time to time reasonably request.

5.1.2
Until the fifth (5th) anniversary of the Closing Date, Buyer shall (i) retain the books and records and financial and operational data relating to the Business relating to periods prior to the Closing (the “Retained Information”) and (ii) upon reasonable notice, afford the representatives of Seller reasonable access (including the right to make photocopies), all at Seller’s expense, during normal business hours, to such Retained Information; provided, that any such access by the Seller Parties (as hereinafter defined) and their respective Representatives shall not unreasonably interfere with the conduct of the business of Buyer and its Affiliates; provided, further, that Buyer and its Affiliates shall not be required to provide access to any information or documents which would, in the judgment of Buyer, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by Buyer or its Affiliates, or (iii) otherwise violate any applicable Legal Requirements; provided, further, that the provision of any accountant’s work papers shall be subject to entering into customary access letters with such accountants.

5.1.3
Until the fifth (5th) anniversary of the Closing Date, Seller shall (i) retain the books and records and financial and operational data relating to the Business relating to periods prior to the Closing which were not otherwise Assets delivered to Buyer; and (ii) upon reasonable notice, afford the representatives of Buyer reasonable access (including the right to make photocopies), all at Buyer’s expense, during normal business hours, to such books and records; provided that any such access by Buyer and its Affiliates and their respective representatives shall not unreasonably interfere with the conduct of the business of Seller and its Affiliates; provided, further, that Seller and its Affiliates shall not be required to provide access to any information or documents which would, in the reasonable judgment of Seller, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by Seller or its Affiliates, or (iii) otherwise violate any applicable laws; provided, further, that the provision of any accountant’s work papers shall be subject to entering into customary access letters with such accountants.

5.2           Confidentiality.  From and after the Closing, Seller and the Members shall, and shall cause their respective Affiliates, employees and representatives to, treat and hold, as confidential and not disclose any non-public, confidential or proprietary information concerning Buyer and its Affiliates, the Assets, the Assumed Liabilities and/or the Business, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (the “Business Confidential Information”), refrain from using any of the Business Confidential Information, and deliver promptly to Buyer, at the request and option of Buyer, all tangible embodiments (and all copies) of the Business Confidential Information that constitute Assets or Assumed Liabilities which are in its possession or under its control.  Notwithstanding the foregoing, Business Confidential Information shall not include information that is (i) generally available to the public other than as a result of a breach of this Section 5.2 or other act or omission of Seller, the Members or any of their Affiliates, (ii) lawfully received after the Closing Date from a third party not known to Seller to be under any obligation of confidentiality with respect to such information or fiduciary duty with respect to the secrecy of such information, or (iii) primarily concerning any Retained Liabilities.  In the event that any of Seller, the Members and/or their respective Affiliates, employees and representatives (each, a “Seller Party”) is required in any legal proceeding, discovery, or any subpoena, civil investigative demand, or similar process to disclose any Business Confidential Information, such Seller Party shall notify Buyer promptly of the requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.2.  If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller Party is, on the advice of counsel, required to disclose any Business Confidential Information in any legal proceeding to any governmental authority, the Seller Party may disclose such Business Confidential Information to such governmental authority; provided, that Seller shall use commercially reasonable efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Business Confidential Information required to be disclosed as Buyer shall designate.

5.3           Non-Competition.

5.3.1
No Seller Party shall, directly or indirectly: (i) for a period of five (5) years after the Closing Date (the “Restricted Period”), engage (whether as owner, operator, manager, consultant or otherwise) in any Competitive Business, (ii) during the Restricted Period, solicit or attempt to induce any customer, supplier or other business relation of Buyer into any business relationship with a Competitive Business; or (iii) during the Restricted Period, contact, solicit or approach for the purpose of offering employment to (whether as an employee, consultant, agent, independent contractor or otherwise), or hire (whether as an employee, consultant, agent, independent contractor or otherwise), any employee or consultant of Buyer.  “Competitive Business” means the business of owning, operating, leasing, financing, managing or otherwise directly or indirectly providing billboard services within a twenty (20) mile radius of the site of the Billboards.

5.3.2	[INTENTIONALLY OMITTED]

5.3.3
Each Seller Party agrees that the scope of the restrictive provisions set forth in this Section 5.3 are reasonable with respect to subject matter, time and scope and that the provisions contained in this Section 5.3 are a material inducement to Buyer’s entering into this Agreement and but for the provisions contained in this Section 5.3, Buyer would not have entered into this Agreement.  In the event that any court determines that the subject matter, duration or geographic scope, or all of the foregoing, is unreasonable and that such provision is to that extent unenforceable, Buyer and each Seller Party, for itself and on behalf of each other Seller Party, agree that the provision shall remain in full force and effect for the greatest time period and for the broadest subject matter and in the greatest area, as the case may be, that would not render it unenforceable.  It is specifically understood and agreed that any breach of the provisions of this Section 5.3 by any Seller Party will result in irreparable injury to Buyer, that the remedy at law alone will be an inadequate remedy for such breach and that, in addition to any other remedy it may have, Buyer shall be entitled to enforce the specific performance of this Section 5.3 by any Seller Party through both temporary and permanent injunctive relief without the necessity of proving actual damages, but without limitation of their right to damages and any and all other remedies available to them, it being understood that injunctive relief is in addition to, and not in lieu of, such other remedies.

5.4           Further Action.   Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Legal Requirement, and to execute and deliver the Ancillary Agreements referenced herein and such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as requested by Buyer. Seller shall make available to Buyer all financial records of Seller necessary for Buyer (at Buyer’s own cost and expense) to complete an audit of Seller’s financial results and assets and provide such assistance as reasonably requested by Buyer and its accountants such that Buyer may fulfill any of its obligations to report Seller’s financial results and assets in accordance with all requirements for any reporting company under the Securities Exchange Act of 1934, as amended, and all associated rules and regulations of the Securities and Exchange Commission.  If following the Closing Seller receives any payment, payment instrument, invoice or notice related to the Assets, then Seller shall forward notice of such payment, payment instrument, invoice or notice to Buyer as promptly as practicable (and in no event later than seven (7) days after such receipt), and if Buyer is entitled to all or part of such funds pursuant hereto shall forward payment as promptly as practicable (and in no event later than seven (7) days after such receipt).  Seller shall provide to Buyer financial and other information reasonably related to the Billboard Business as requested by Buyer.  To the extent that any contracts, leases, permits, licenses, authorizations or other agreements owned by Seller that relate solely to the Business prior to the Closing Date are not included in the Assets, following the Closing, Seller shall promptly, upon request from Buyer or discovery of such omission by Seller, assign, transfer, convey and/or deliver such assets to Buyer, at no cost or expense to Buyer.

ARTICLE VI
INDEMNIFICATION

6.1           Survival.  The representations, warranties, covenants and agreements contained herein shall survive the Closing and any investigation or finding made by or on behalf of Buyer, Seller or any Member.  No action for a breach of the representations and warranties contained herein shall be brought more than two (2) years following the Closing Date, except for (a) claims arising out of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.7 and 4.21 which shall survive indefinitely after the Closing, and (b) claims arising out of the representations and warranties contained in Sections 4.15, 4.17 and 4.18, which shall survive until thirty (30) days after the expiration of the statute of limitations period (including all extensions thereof) applicable to the underlying subject matter being represented.

6.2           Indemnification by Seller and the Members.

6.2.1
Seller and the Members shall jointly and severally indemnify and hold Buyer and its Affiliates (the “Buyer Indemnified Parties”) harmless from and against all claims, liabilities, obligations, costs, damages, losses and expenses (including reasonable attorneys’ fees and costs of investigation) of any nature (collectively, “Losses”) arising out of or relating to (i) any breach or violation of the representations or warranties of Seller set forth in this Agreement (including the schedules) or any breach or violation of the representations or warranties of Seller or other obligations of Seller set forth in any certificate or document delivered pursuant to this Agreement, (ii) any breach or violation of the covenants or agreements of Seller set forth in this Agreement (except for any breach or violation of Article V, for which indemnification shall be provided pursuant to Section 6.2.2 below), (iii) the Retained Liabilities, (iv) any violation of any applicable Legal Requirements as a result of the consummation of the transactions contemplated by this Agreement, or (v) any fraud or intentional misrepresentation of Seller in connection with this Agreement, any agreement, document or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

6.2.2
Each of Seller and the Members shall severally, but not jointly, indemnify and hold the Buyer Indemnified Parties harmless from and against all Losses arising out of or relating to any breach or violation by any Member of Article V.

6.3           Indemnification by Buyer.  Buyer shall indemnify and hold Seller and its Affiliates harmless from and against all Losses arising out of or relating to (a) any breach or violation of the representations, warranties, covenants or agreements of Buyer set forth in this Agreement, or (b) the Assumed Liabilities.

6.4           Procedures for Indemnification of Third Party Claims.

6.4.1
A party or parties entitled to indemnification hereunder with respect to a third party claim (the “Indemnified Party”) will give the party or parties required to provide such indemnification (the “Indemnifier”) prompt written notice of any legal proceeding, claim or demand instituted by any third party (in each case, a “Claim”) in respect of which the Indemnified Party is entitled to indemnification hereunder.

6.4.2
If the Indemnifier provides written notice to the Indemnified Party stating that the Indemnifier is responsible for the entire Claim within ten (10) days after the Indemnifier’s receipt of written notice from the Indemnified Party of such Claim, the Indemnifier shall have the right, at the Indemnifier’s expense, to defend against, negotiate, settle or otherwise deal with such Claim and to have the Indemnified Party represented by counsel, reasonably satisfactory to the Indemnified Party, selected by the Indemnifier; provided, that (i) the Indemnified Party may participate in any proceeding with counsel of its choice and at its expense, (ii) Buyer, at any time when it believes in good faith that any Claim has or could reasonably be expected to have a material adverse effect on the Business or assets, affairs, condition (financial or otherwise) or prospects of Buyer or any of its subsidiaries, may assume the defense and otherwise deal with such Claim in good faith, with counsel of its choice, and be fully indemnified therefor, (iii) Buyer, at any time when it believes that a claim for indemnification relates to or arises in connection with any criminal proceeding, indictment or investigation, may assume the defense and otherwise deal with such Claim in good faith with counsel of its choice, and be fully indemnified therefor, (iv) the Indemnifier may not assume the defense of any Claim if an actual conflict of interest exists between the Indemnifier and the Indemnified Party that precludes effective joint representation, and (v) the Indemnified Party may take over the defense and prosecution of a Claim from the Indemnifier if the Indemnifier has failed or is failing to vigorously prosecute or defend such Claim; and provided further, that the Indemnifier may not enter into a settlement of any Claim without the written consent of the Indemnified Party unless such settlement provides the Indemnified Party with a full release from such Claim and requires no more than a monetary payment for which the Indemnified Party is fully indemnified.

6.4.3	The parties will cooperate fully with each other in connection with the defense of any Claim.

6.5           Right of Set-Off.  If Seller and the Members have not satisfied in cash any indemnification obligation owed by them hereunder, Buyer or any of its Affiliates may, at their discretion, satisfy the unpaid portion of such obligation by, to the extent permitted by law, setting-off against any amounts due and owing from Buyer or any of its Affiliates to Seller.

ARTICLE VII
MISCELLANEOUS

7.1           Entire Agreement; Amendments and Waivers.  This Agreement, all exhibits hereto and ancillary documents contemplated hereby, and any other written agreements entered into concurrently herewith shall constitute the entire understanding of the parties as to the subject matter hereof and thereof and fully supersede all prior oral and written agreements and understandings between the parties with respect to such subject matter.  No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

7.2           Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures forwarded to via fax or email shall be deemed fully effective.

7.3           Severability.  In any action brought to enforce this Agreement, the scope of any term or provision hereof will be modified or reduced to such extent, and only to such extent, as is necessary to render such term or provision enforceable.  Should any term or provision hereof (even if modified or reduced as hereinabove provided) be held contrary to, prohibited by or invalid under applicable laws or regulations, such term or provision will be inapplicable and deemed omitted here from, but will not invalidate the remaining terms and provisions hereof.

7.4           Negotiated Agreement.  The parties acknowledge and agree that this Agreement is the product of negotiation between parties who have each been fully and adequately represented by counsel.  Accordingly, no provision contained in this Agreement, or any of the Exhibits hereto, shall be construed in favor of or against either party.

7.5           Titles.  The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

7.6           Burden and Benefit.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  There shall be no third party beneficiaries of this Agreement.

7.7           Authority to Execute.  Each person signing this Agreement on behalf of an entity represents and warrants, under penalty of perjury, (i) that the entity on behalf of which such person is signing has taken all action necessary to authorize the execution of this Agreement and the transactions contemplated hereby and (ii) that such person has been duly authorized to execute this Agreement on behalf of such entity.

7.8           Dispute Resolution.  Any disputed matter between the parties or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration.  Such arbitration shall be conducted by the American Arbitration Association (“AAA”) in Atlanta, Georgia, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration (“Demand”), except to the extent that such rules are inconsistent with the provisions set forth herein.  The arbitration shall be conducted by a single arbitrator (the “Arbitrator”) to be mutually selected by, and agreeable to, Buyer and Seller.  If Buyer and Seller are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA.  In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration.  Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision.  The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction.   Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party’s case.  The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by Buyer and Seller.  Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys’ fees to the prevailing party as determined by the Arbitrator.

7.9           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered by hand, or by email or facsimile transmission if delivered during customary business hours of the recipient, otherwise on the following business day, (ii) one (1) business day following the date sent by overnight courier, or (iii) three (3) business days following the date mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

Link Media Alabama, LLC
c/o Boston Omaha Corporation
292 Newbury Street, Suite 333
Boston, MA 02115
Tel.: (646) 450-5973
Email: jeffrey@bostonomaha.com
Attention: Jeffrey Piermont

with a copy to:

Gennari Aronson, LLP
300 First Avenue, Suite 102
Needham, MA 02494
Tel.:  (781) 719-9203

Email:  naronson@galawpartners.com

Attention:  Neil H. Aronson, Esq.

If to Seller or Canton, to:

I-85 Advertising, LLC
8084 Honeycutt Road
Suite 200
Raleigh, NC  27615
Tel: (706) 957-5712
Email:  john@teempartners.com
Attention: John Arnold

and

Mr. Don Fisher
7887 E Belleview Ave., # 810
Englewood, CO 80111
Tel: (303) 414-9900
Email:  dfisher@fisher-capital.com

with a copy to:

Webb, Klase & Lemond, LLC
1900 The Exchange, S.E., Suite 480
Atlanta, GA 30339
Tel.:  (770) 444-0773
Email:  adam@webbllc.com
Attention:  E. Adam Webb

If to the Members:  At the addresses set forth on Schedule 7.10 to this Agreement.

7.10           Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Georgia and not by choice of law principles or the laws of any other state.

7.11           Public Announcements. No public announcement or press release concerning the transaction contemplated by this Agreement shall be made by either party, except as required by law or as required under full and fair disclosure practices for public companies, unless agreed to in writing by both parties.

7.12           Third Party Rights.  Nothing in this Agreement shall be deemed to create any right with respect to any person or entity not a party to this Agreement.

7.13           Expenses.  Whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

7.14           Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

[Signature Pages To Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

BUYER:

LINK MEDIA ALABAMA, LLC

By:        /s/ Sean Cash
Name:   Sean Cash
Title:     President

SELLER:

I-85 ADVERTISING, LLC

By:        /s/ John Arnold
Name:   John Arnold
Title:     Manager

CANTON:

CANTON PARTNERS

By:        /s/ Don Fisher
Name:   Don Fisher
Title:    General Partner

MEMBERS:

/s/ Don Fisher
Don Fisher

/s/ John Arnold
John Arnold